SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS (NO. 333-139459) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-139459-01).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH
PERIOD ENDED MARCH 31, 2009

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the three-month period ended March 31, 2009, beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2008, and the accompanying notes, which are included in our annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 22,2009, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the three-month period ended March 31, 2009 and March 31, 2008, and the accompanying notes, have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

• Petrobras’ financial condition and results of operations;

• the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

• Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

• our ability to access financing sources, including the international capital markets and third-party credit facilities; and

• our ability to transfer our financing costs to Petrobras.

We earn income from:

• sales of crude oil and oil products to Petrobras;

• sales of crude oil and oil products to third parties and affiliates; and

• the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

• cost of sales, which is comprised mainly of purchases of crude oil and oil products;

• selling, general and administrative expenses; and

• financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of operations for the three-month period ended March 31, 2009, as compared to the three-month period ended March 31, 2008.

Net (Loss) Income

We had net income of U.S.$108 million in the first three months of 2009 compared to net income of U.S.$52 million in the first three months of 2008.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services decreased 43.7% to U.S.$5,431 million in the first three months of 2009 compared to U.S.$9,649 million in the first three months of 2008. This decrease was primarily due to lower sales prices resulting from a 54.2% decrease in the average price of Brent crude oil, to U.S.$44 per barrel during the first three months of 2009 compared to U.S.$97 per barrel during the first three months of 2008. This decrease was partially offset by a 25.3% increase in our sales volumes, primarily due to increased trading sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras.

Cost of Sales

Cost of sales decreased 46.2% to U.S.$5,124 million in the first three months of 2009 compared to U.S.$9,528 million in the first three months of 2008. This decrease was proportional to the decrease in sales of crude oil and oil products and services and was primarily due to the same reasons, and also to lower average inventory price formation for oil and oil products acquired in periods of low international prices.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 43.6% to U.S.$145 million in the first three months of 2009 compared to U.S.$101 million in the first three months of 2008. This increase was primarily the result of higher shipping expenses and increased offshore sales caused by changes in international market trends and shipping routes totaling U.S.$113 million during the period.

2

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras, investments in marketable securities and other financial instruments. Our financial income decreased 2.2% to U.S.$483 million in the first three months of 2009 compared to U.S.$494 million in the first three months of 2008.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 14.7% to U.S.$531 million in the first three months of 2009 compared to U.S.$463 million in the first three months of 2008. This increase was primarily due to increased derivative expenses for exchange traded contracts resulting from increased offshore sales and volatility in the average price of crude oil and oil products in the international market , as well as increased interest expenses relating to the issuance of U.S.$1,500 million in Global notes in February 2009.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At March 31, 2009, we had cash and cash equivalents of U.S.$382 million, as compared to U.S.$288 million at December 31, 2008. Our operating activities used net cash of U.S.$744 million in the first three months of 2009 compared to using net cash of U.S.$2,295 million in the first three months of 2008, primarily due to higher sales of crude oil and oil products and services in 2008, as a result of higher average prices of crude oil and oil products in the international market.

Our investing activities used net cash of U.S.$142 million in the first three months of 2009 compared to providing net cash of U.S.$7,863 million in the first three months of 2008, primarily as a result of the transfer in the first quarter of 2008 of U.S.$8,203 million in notes receivable to Braspetro Oil Services Company-Brasoil, as a consequence of the assumption by Brasoil of our obligations under the notes payable to Petrobras in the same amount.

Our financing activities provided net cash of U.S.$981 million in the first three months of 2009 compared to using net cash of U.S.$6,020 million in the first three months of 2008 due to the assumption by Brasoil of PifCo’s obligations under notes payable to Petrobras in the amount of U.S.$8,231 million as a consequence of the transfer of our notes receivable to Brasoil in the same amount. Additionally, PifCo issued U.S.$1,500 million in Global notes in February 2009, and borrowed U.S.$1,000 million from a line of credit in March 2009.

Accounts Receivable

Accounts receivable from related parties increased 7.7% to U.S.$26,004 million at March 31, 2009, from U.S.$24,155 million at December 31, 2008, primarily as a result of increased trading sales of crude oil and oil products.

3

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit, loans from financing institutions and the short-term portion of long-term lines of credit and loans from financing institutions. At March 31, 2009, we had short-term borrowings of U.S.$93 million, consisting of the short-term portion of long-term lines of credit and loans from financing institutions, compared to U.S.$143 million at December 31, 2008. The weighted average annual interest rate on these short-term borrowings was 2.36% at March 31, 2009 compared to 3.59% at December 31, 2008. At December 31, 2008, we had no short-term lines of credit or loans from financing institutions outstanding.

The notes payable consists of notes payable to Petrobras, and decreased 6.1% to U.S.$23,811 million at March 31, 2009, from U.S.$25,353 million at December 31, 2008, as a result of using proceeds from issuance debts.

Our Long-Term Borrowings

At March 31, 2009, we had long-term borrowings outstanding in financing institutions of :

• U.S.$1,626 million in long-term lines of credit due between 2009 and 2017 compared to U.S.$631 million at December 31, 2008. At March 31, 2009, we had utilized all of our available funds from lines of credit to purchase crude oil and oil products on the international market for sale to Petrobras and Petrobras crude oil and oil products exports; and

• U.S.$358 million under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% per year, payable semi-annually. The principal amount will be paid semi-annually starting on December 15, 2009 through December 15, 2014.

At March 31, 2009, we also had outstanding:

• U.S.$235 million in Senior notes due 2011. The notes bear interest at the rate of 9.75%;

• U.S.$315 million (U.S.$67 million current portion) in connection with Petrobras’ exports prepayment program, U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and U.S.$200 million in 3.748% Senior Trust Certificates due 2013;

• U.S.$5,442 million in Global notes, consisting of U.S.$374 million of Global notes due July 2013 that bear interest at the rate of 9.125% per year; U.S.$577 million of Global notes due December 2018 that bear interest at the rate of 8.375% per year; U.S.$398 million of Global notes due 2014 that bear interest at the rate of 7.75% per year; U.S.$899 million of Global notes due October 2016 that bear interest at the rate of 6.125% per year; and U.S.$1,750 million of Global notes due March 2018 that bear interest at the rate of 5.875% per year; U.S.$1,500 million in Global Notes due March 2019 that bear interest at the rate of 7.875% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports, the repayment of existing trade-related debt and inter-company loans and the financing of the Petrobras Business Plan 2009-2013;

• U.S.$353 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC). The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

Our outstanding position at March 31, 2009 in irrevocable letters of credit was U.S.$366 million compared to U.S.$628 million at December 31, 2008, supporting crude oil and oil products imports. At March 31, 2009, we had standby committed facilities available in the amount of U.S.$469 million, which are not committed to any specific use. We have not drawn down amounts under these facilities, and, as of the date of this filing, we have not scheduled a date for the drawdown.

4

In June 2008, PifCo issued a corporate guaranty to International Finance Corporation – IFC in the amount of U.S.$40 million to guarantee a loan contracted by the affiliate company Quattor Petroquímica in connection with Petrobras’ consolidation of petrochemical assets in Southeastern Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in Reais, at a rate of 1% per year over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event of execution of this guarantee, PifCo has been granted the right to recourse.

The following table sets forth the sources of our current and long-term debt at March 31, 2009 and December 31, 2008:

CURRENT AND LONG-TERM DEBT

	March 31, 2009		December 31, 2008

		(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$93	U.S.$1,984	U.S.$143	U.S.$989
Senior notes	5	235	11	235
Sale of right to future receivables	70	465	70	482
Assets related to export prepayment
to be offset against sales of right
to future receivables	-	(150)	-	(150)
Global notes	75	5,442	76	3,941
Japanese yen bonds	-	353	2	386

	U.S.$243	U.S.$8,329	U.S.$302	U.S.$5,883

The following table sets forth the sources of our capital markets debt outstanding at March 31, 2009:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Principal Amount
Debt	(in millions of U.S. dollars)

9.750% Senior notes due 2011	235
4.848% Senior trust certificates due 2013 (2)	104
9.125% Global notes due 2013	374
7.750% Global notes due 2014	398
6.436% Senior trust certificates due 2015 (2)	278
6.125% Global notes due 2016	899
2.15% Japanese yen bonds due 2016 (3)	353
8.375% Global notes due 2018	577
5.875% Global notes due 2018	1,750
7.875% Global notes due 2019	1,500

Total	U.S.$6,468

Unless otherwise noted, all debt is issued by us, with support from Petrobras through a standby purchase agreement or a guaranty.

(1)	Does not include Junior trust certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior trust certificates.
(2)	Issued in connection with Petrobras’ exports prepayment program.
(3)	Issued by us on September 27, 2006 in the amount of ¥ 35 billion.

5

Off Balance Sheet Arrangements

At March 31, 2009, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

Financing

Between April 20, 2009, and May 20, 2009, we borrowed an aggregate amount of U.S.$3,000 million under lines of credit with Citibank, N.A., HSBC Bank USA, N.A. and JPMorgan Chase Bank, N.A. The loans will mature in 2011 and bear interest at an initial rate of Libor plus spreads reflecting prevailing rates at the time of incurrence. The proceeds will be used by us to purchase Petrobras crude oil and oil products exports.

6

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo
Brasileiro S.A. - Petrobras)

Consolidated Financial Statements
March 31, 2009 and 2008 together with Report of
Independent Registered Public Accounting Firm

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

March 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Executive Board and Stockholder of
Petrobras International Finance Company

We have reviewed the accompanying condensed consolidated balance sheet of Petrobras International Finance Company and subsidiaries as of March 31, 2009, and the related condensed consolidated statements of operations, cash flows and changes in stockholder’s (defict) / equity for the three-month periods ended March 31, 2009 and 2008. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

May 29, 2009

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
March 31, 2009 and December 31, 2008
(In thousand of U.S. dollars)

	March 31,	December 31,
Assets	2009	2008

	(Unaudited)

Current assets
Cash and cash equivalents (Note 3)	382,092	287,694
Marketable securities (Note 4)	2,816,209	2,598,764
Trade accounts receivable
Related parties (Note 6)	26,003,927	24,155,075
Other	534,825	489,799
Notes receivable - related parties (Note 6)	1,161,937	1,152,627
Inventories (Note 5)	276,318	1,137,179
Export prepayments - related parties (Note 6)	396,763	415,843
Restricted deposits for guarantees and other	93,760	146,038

	31,665,831	30,383,019

Property and equipment	1,964	2,143

Investments in non-consolidated company (Note 1)	3	3

Other assets
Marketable securities (Note 4)	1,917,822	1,999,760
Notes receivable - related parties (Note 6)	414,800	412,127
Export prepayment - related parties (Note 6)	314,555	331,450
Restricted deposits for guarantees and prepaid expenses	219,772	174,299

	2,866,949	2,917,636

Total assets	34,534,747	33,302,801

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
March 31, 2009 and December 31, 2008
(In thousand of U.S. dollars, except for number of shares and per share amounts)

	March 31,	December 31,
Liabilities and stockholder’s deficit	2009	2008

	(Unaudited)

Current liabilities
Trade accounts payable
Related parties (Note 6)	1,717,899	1,712,070
Other	907,061	635,977
Notes payable - related parties (Note 6)	23,810,710	25,352,728
Current portion of long-term debt (Note 7)	158,019	197,769
Accrued interest (Note 7)	84,844	103,930
Other current liabilities	9,467	9,746

	26,688,000	28,012,220

Long-term liabilities
Long-term debt (Note 7)	8,329,346	5,883,376

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1	300,050	300,050
Additional paid in capital	266,394	266,394
Accumulated deficit	(1,012,679)	(1,120,147)
Other comprehensive income:
Loss on cash flow hedge	(36,364)	(39,092)

	(482,599)	(592,795)

Total liabilities and stockholder’s deficit	34,534,747	33,302,801

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations
March 31, 2009 and 2008
(In thousand of U.S. dollars, except net income per share amounts)
(Unaudited)

	Three-month periods ended
	March 31,

	2009	2008

Sales of crude oil, oil products and services
Related parties (Note 6)	3,068,918	5,464,832
Other	2,362,248	4,184,372

	5,431,166	9,649,204

Cost of sales
Related parties (Note 6)	(2,002,778)	(3,323,422)
Other	(3,121,525)	(6,204,246)
Selling, general and administrative expenses
Related parties (Note 6)	(73,852)	(63,986)
Other	(71,073)	(37,433)
Other operating expenses	(7,980)	-

	(5,277,208)	(9,629,087)

Operating income	153,958	20,117

Financial income
Related parties (Note 6)	393,314	360,063
Hedge results on sales and financial transactions
Related parties (Note 6)	1,105	326
Other (Note 9)	36,229	55,906
Financial investments	48,525	71,268
Other	3,627	6,714

	482,800	494,277
Financial expense
Related parties (Note 6)	(338,989)	(331,679)
Hedge results on sales and financial transactions
Related parties (Note 6)	(2,791)	(1,352)
Other (Note 9)	(67,364)	(12,147)
Financing	(112,622)	(113,599)
Other	(9,507)	(4,158)

	(531,273)	(462,935)

Financial, net	(48,473)	31,342

Exchange variation, net	289	863

Other income/(expense), net	1,694	(482)

Net income for the period	107,468	51,840

Net income per share for the period - US$	0.35	0.17

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s (Deficit)/Equity
March 31, 2009 and 2008
(In thousand of U.S. dollars)
(Unaudited)

	Three-month periods ended
	March 31,

	2009	2008

Common stock	300,050	300,050

Additional paid in capital
Balance at January 1	266,394	53,926
Additional paid in capital increase	-	212,468

Balance at end of the period	266,394	266,394

Accumulated deficit
Balance at January 1	(1,120,147)	(347,549)
Net income for the period	107,468	51,840

Balance at end of the period	(1,012,679)	(295,709)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(39,092)	(9,424)
Change in the period	2,728	(6,849)

Balance at end of the period	(36,364)	(16,273)

Total stockholder’s (deficit)/equity	(482,599)	254,462

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows
March 31, 2009 and 2008
(In thousand of U.S. dollars)
(Unaudited)

	Three-month periods ended
	March 31,

	2009	2008

Cash flows from operating activities
Net income for the period	107,468	51,840
Adjustments to reconcile net income to net cash
used in operations
Depreciation, amortization of prepaid expenses and debt amortization	4,719	1,057
Loss on inventory (Note 5)	(139,609)
Decrease (increase) in assets
Trade accounts receivable
Related parties	(1,848,852)	(4,141,521)
Other	(45,026)	(79,192)
Receipt of export prepayments - related parties	35,975	19,038
Other assets	969,457	605,293
Increase (decrease) in liabilities
Trade accounts payable
Related parties	5,829	231,787
Other	271,084	861,911
Other liabilities	(105,126)	154,855

Net cash used in operating activities	(744,081)	(2,294,932)

Cash flows from investing activities
Marketable securities, net	(135,507)	(142,531)
Notes receivable - related parties, net	(6,512)	8,006,688
Property and equipment	15	(842)

Net cash (used in)/provided by investing activities	(142,004)	7,863,315

Cash flows from financing activities
Short-term financing, net of issuance and repayments	-	437,067
Proceeds from issuance of long-term debt	2,500,000	735,635
Principal payments of long-term debt	(61,645)	(338,272)
Short-term loans - related parties, net	(1,457,872)	(6,854,098)

Net cash provided/(used in) by financing activities	980,483	(6,019,668)

Increase/(decrease) in cash and cash equivalents	94,398	(451,285)
Cash and cash equivalents at beginning of the year	287,694	674,915

Cash and cash equivalents at end of the period	382,092	223,630

Non cash financing activities
Capital contribution due to acquisition and sale of Platform P-37 through loans	-	212,468

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements
(In thousand of U.S. dollars, except as otherwise indicated)

1. The Company and its Operations

Petrobras International Finance Company - (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

PifCo purchases crude oil and oil products from third parties and sells them at a premium to Petrobras on a deferred payment basis. PifCo also purchases crude oil and oil products from Petrobras and sells them outside Brazil. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations are affected by decisions made by Petrobras. Additionally, the Company sells oil and oil products to and from third parties and related parties mainly outside Brazil. Commercial operations are carried out under normal market conditions and at commercial prices. PifCo also engages in international capital market borrowings as a part of the Petrobras financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with the trading activities in Asia.

In 2008, PSPL has taken a 50% participation in PM Bio Trading Private Limited, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the japanese market. PM Bio Trading Private Limited is scheduled to commence its operations in 2010.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

1. The Company and its Operations (Continued)

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay, Petrobras International Braspetro B.V. – PIB BV and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2. Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Although certain information normally included in consolidated financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the notes thereto.

The consolidated financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such consolidated financial statements. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

2. Basis of Financial Statement Presentation (Continued)

The preparation of these consolidated financial statements requires the use of estimates and assumptions that determine the amounts of the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

a. Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the consolidated statement of operations as financial expense or income.

b. Reclassification

Certain reclassifications have been made to prior year financial statements to confirm to current year presentation.

3. Cash and Cash Equivalents

	March 31,	December 31,
	2009	2008

	(Unaudited)

Cash and banks	154,840	92,857
Time deposits and short-term investment	227,252	194,837

	382,092	287,694

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

4. Marketable Securities

				Total

			Interest rate	March 31,	December 31,
	Security	Maturity	per annum	2009 (i)	2008 (i)

				(Unaudited)

Available for Sale (iii)	Clep (ii)	2014	8%	774,300	759,319
Available for Sale (iii)	Marlim (ii)	2008-2011	7.4% + IGPM(*)	262,897	258,046
Held to Maturity	Charter (ii)	2009	2.52% up to 4.48%	891,893	884,311
Held to Maturity	NTS (ii) (iv)	2009-2014	3.12%/3.82%	600,092	595,013
Held to Maturity	NTN (ii) (iv)	2009-2014	3.12%/3.82%	537,912	533,426
Held to Maturity	Mexilhão (ii)	2009	3.03% up to 3.75%	446,675	443,878
Held to Maturity	Gasene (ii)	2009	3.60%/4.13%	378,884	332,512
Held to Maturity	PDET (ii)	2019	4.86%/4.87%	351,301	355,984
Held to Maturity	TUM (ii)	2010	3.40%/3.78%/3.82%	490,077	436,035

				4,734,031	4,598,524
Less: Current balances				(2,816,209)	(2,598,764)

				1,917,822	1,999,760

(*)	IGPM - General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV).

(i)	The balances include interest and principal.
(ii)	Securities held by the fund respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.
(iii)	Changes in fair value related to the securities classified as available for sale in accordance with FAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.
(iv)	Notes issued by Nova Transportadora Nordeste - NTN and Nova Transportadora Sudeste - NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project).

5. Inventories

	March 31,	December 31,
	2009	2008

	(Unaudited)

Crude oil	105,536	733,161
Oil products	170,782	331,827
LNG	-	72,191

	276,318	1,137,179

Inventory is stated at the lower of cost or market. At March 31, 2009 the inventory was reduced in US$ 5,256 (US$ 144,866 at December 31, 2008), due to the recently declines in the oil international market prices, which was classified as other operating expenses in the statement of operations. The Company adopted the realizable value for inventory impairment purposes.

Petrobras International Finance Company and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

6. Related Parties

		Petrobras International	Downstream
	Petróleo Brasileiro	Braspetro B.V. -	Participações S.A.
	S.A. -	PIB BV and its	and its		March 31,	December 31,
	Petrobras	Subsidiaries	subsidiaries	Other	2009	2008

					(Unaudited)
Current assets
Marketable securities (iv)	-	-	-	2,816,209	2,816,209	2,598,764
Accounts receivable, principally for sales (i) (v)	25,281,347	220,161	502,024	395	26,003,927	24,155,075
Notes receivable	-	1,154,524	-	7,413	1,161,937	1,152,627
Export prepayment	83,366	-	-	313,397	396,763	415,843
Other	-	853	-	-	853	1,822

Investments in non-consolidated company	-	-	-	3	3	3

Other assets
Marketable securities (iv)	-	-	-	1,917,822	1,917,822	1,999,760
Notes receivable	-	414,800	-	-	414,800	412,127
Export prepayment	314,555	-	-	-	314,555	331,450

Current liabilities
Trade accounts payable	1,569,559	110,329	37,614	397	1,717,899	1,712,070
Notes payable (ii)	23,810,710	-	-	-	23,810,710	25,352,728
Other	-	560	-	-	560	235

					For the three-month
					periods ended

					March 31,	March 31,
Consolidated Statement of operations					2009	2008

Sales of crude oil and oil products and services	2,088,785	717,135	262,865	133	3,068,918	5,464,832
Purchases (iii)	(1,550,821)	(332,509)	(119,448)	-	(2,002,778)	(3,323,422)
Selling, general and administrative expense	(57,185)	(16,219)	(51)	(397)	(73,852)	(63,986)
Financial income	362,890	20,438	8,244	2,847	394,419	360,063
Financial expense	(338,982)	(2,791)	-	(7)	(341,780)	(331,679)

Commercial operations between PifCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to Petrobras, which have an extended settlement period consistent with PifCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, Petróleo Brasileiro S.A. - Petrobras.

(i) Accounts receivable from related parties relate principally to crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.
(ii) Current Liabilities - Notes payable relate to loans executed between the Company and Petrobras. The annual interest is 5.54% .
(iii) Purchases from related parties are presented in the cost of sales section of the statement of operations.
(iv) See Note (4).
(v) Unearned income in connection with finance charges accrued during the extended payment period on commercial operations granted by PifCo to related parties are presented as assets under accounts receivable - related parties.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

7. Financings

	Unaudited

	March 31, 2009		December 31, 2008

	Current	Long-term	Current	Long-term

Financial institutions (i)	92,648	1,984,181	142,599	989,181
Senior notes	5,325	235,350	11,099	235,350
Sale of right to future receivables	69,825	464,555	69,657	481,450
Assets related to export prepayment to be offset
against sale of right to future receivables	-	(150,000)	-	(150,000)
Global notes (ii)	74,983	5,442,390	76,165	3,941,135
Japanese yen bonds	82	352,870	2,179	386,260

	242,863	8,329,346	301,699	5,883,376

Financings	-	8,329,346	-	5,883,376
Current portion of long-term debt	158,019	-	197,769	-
Accrued interests	84,844	-	103,930	-

	242,863	8,329,346	301,699	5,883,376

(i) On March 24, 2009, the Company drewdown US$ 1,000,000 in a line of credit due on March 2011. The Line bear interest at an initial rate of 3 Month Libor + 2.65% per annum, payable quarterly. The proceeds are being used to finance the purchase of oil imports to Petrobras from PifCo.

(ii) On February 11, 2009, the Company issued Global Notes of US$ 1,500,000 due March 2019 in the international capital market. The Notes bear interest at the rate of 7.875% per annum, payable semiannually, beginning on September 15, 2009. The funds are being used for general corporate purposes, including the financing of the Petrobras Business Plan 2009-2013.

This financing had estimated issue cost of US$ 6,280, discount of US$ 25,755 and effective interest rate of 8.187% per annum. These Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo. Petrobras unconditionally and irrevocably guarantees the full and punctual payment.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

7. Financings (Continued)

Long-term maturities	March 31,
2009

2010	452,713
2011	1,392,028
2012	161,798
2013	536,814
2014	553,874
2015	72,200
Thereafter	5,159,919

8,329,346

8. Commitments and Contingencies

(a) Oil purchase contract

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 261,566 barrels of crude oil and oil products per day at market prices.

(b) Purchase option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case PNBV exercises the Put Option, upon the occurance of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to P-47, PifCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case PNBV exercises the Put Option, upon the occurance of an event of default or of the expiration of the Charter.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

8. Commitments and Contingencies (Continued)

(b) Purchase option - Platforms (Continued)

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans agreement

The Company’s outstanding position at March 31, 2009 in irrevocable letters of credit was US$ 366,260, as compared to US$ 627,946 at December 31, 2008, supporting crude oil and oil products imports.

Additionally, the Company had standby committed facilities available in the amount of US$ 468,600 (US$ 546,270 at December 31, 2008), which are not committed to any specific use. PifCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

In June 2008, PifCo issued a corporate guarantee to International Finance Corporation – IFC in the amout of US$ 40,000 to back a loan contracted by affiliate company Quattor Petroquímica in connection with Petrobras strategy to consolidate petrochemical assets in the southeast region of Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in Reais, at a rate of 1% p. a. over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event of execution of this guarantee, PifCo has been granted the right to recourse.

9. Financial Instruments and Risk Management

PifCo’s policy for the risk management of the price of oil and oil products consists basically in protecting the margins in some specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense. The Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

9. Financial Instruments and Risk Management (Continued)

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of March 31, 2009, the Company had the following outstanding commodity derivative contracts that were entered into:

Commodity Contracts	Notional amount in thousands of bbl*

Maturity 2009	March 31, 2009	December 31, 2008

Futures and Forwards contracts
Crude oil and oil Products	(82)	(2,704)

* A negative notional amount represents a short position

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extend the hedge is effective, are reported in accumulated other comprehensive income until the forecasted transaction occurs.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

9. Financial Instruments and Risk Management (Continued)

Cash Flow Hedge (Continued)

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yens.

As of March 31, 2009, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps
		Notional Amount
Maturing in 2016%		in thousand (JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

At March 31, 2009, the over the counter foreign exchange derivative contract, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 22,650.

PifCo designates at inception whether the derivative contract will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

The effect of derivative instruments on the statement of financial position for the period ended 31, March 2009.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

9. Financial Instruments and Risk Management (Continued)

Cash Flow Hedge (Continued)

	March 31, 2009				December 31, 2008

	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives

	Balance Sheet		Balance Sheet		Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value	Location	Fair Value	Location	Fair Value

Derivatives designated as
hedging instruments under
SFAS 133
Foreign exchange contracts
	Other current				Other current
Cross currency swap	assets	18,617		-	assets	47,278		-

Derivatives not designated as
hedging instruments under
SFAS 133
	Other current		Other current		Other current		Other current
Commodity contracts	assets	3,536	liabilities	3,790	assets	38,513	liabilities	1,101

Total Derivatives		22,153		3,790		85,791		1,101

Amount of Gain or (Loss) Reclassified
		Amount of Gain or (Loss) Recognized					from Accumulated OCI into Income
		in OCI (Effective Portion)					(Effective Portion)

Location of Gain or (Loss)
Derivatives in SFAS 133 -				Reclassified from
Cash Flow Hedging				Accumulated OCI into
Relationship		March 31, 2009	March 31, 2008	Income (effective portion)			March 31, 2009	March 31, 2008

Hedge on sales and financial
Foreign exchange contracts		(33,579)	28,982	transactions, net			36,307	(35,831)

		Amount of Gain or (Loss) Recognized in
		Income

Derivatives Not Designated as	Location of Gain or
Hedging Instruments under	(Loss) Recognized in
SFAS 133	Income	March 31, 2009	March 31, 2008

Commodity contracts	Financial income	37,334	56,232
	Financial expense	(70,155)	(13,372)

Total		(32,821)	42,860

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

9. Financial Instruments and Risk Management (Continued)

Cash Flow Hedge (Continued)

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at March 31, 2009 and 2008.

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

At March 31, 2009 and December 31, 2008 the Company’s long-term debt was US$ 8,329,346 and US$ 5,883,376 respectively, and had estimated fair values of approximately US$ 8,488,000 and US$ 5,625,000, respectively.

The Company’s long-term asset related to the export prepayment program was US$ 314,555 and US$ 331,450 at March 31, 2009 and December 31, 2008, and had fair values of US$ 313,700 and US$ 335,100, respectively.

The disclosure requirements of SFAS No. 157 and FSP FAS 157-2 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with SFAS-115.

The Company’s commodities derivatives and marketable securities fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets and liabilities in active markets, and, therefore, were classified as level 1.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars, except as otherwise indicated)

9. Financial Instruments and Risk Management (Continued)

Fair Value (Continued)

The fair values of cross currency swaps were calculated using observable interest rates in JPY and USD for the full term of the contracts, and, therefore, were classified as level 2.

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at March 31, 2009, was:

	Level 1	Level 2	March 31, 2009

Assets
Marketable securities - available for sale	1,037,197	-	1,037,197
Derivatives	3,536	18,617	22,153

Liability
Derivatives	3,790	-	3,790

10. Subsequent Events

Financings

Between April 20, 2009, and May 20, 2009, PifCo borrowed an aggregate amount of US$ 3,000,000 under lines of credit with Citibank, N.A., HSBC Bank USA, N.A. and JPMorgan Chase Bank, N.A. The loans will mature in 2011 and bear interest at an initial rate of Libor plus spreads reflecting prevailing rates at the time of incurrence. The proceeds will be used by PifCo to purchase Petrobras crude oil and oil products exports.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2009

PETROBRAS INTERNATIONAL FINANCE COMPANY-PifCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.